EXHIBIT 99.1

RedHill Biopharma Acquires Technology from University of Minnesota as Part of Ongoing RHB-104 Phase III Crohn's Program

  The acquired diagnostic technology is intended for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) bacterium; Increasing evidence supports the hypothesis that Crohn's disease is caused by MAP infection in susceptible patients
  RedHill is developing a MAP diagnostic test in collaboration with Quest Diagnostics, and plans to hold a pre-submission meeting with FDA in January 2015
  The MAP diagnostic test is being developed as part of RedHill's development program for RHB-104 - a potentially groundbreaking treatment for Crohn's disease currently undergoing a Phase III study in the U.S., Canada and Israel

TEL-AVIV, Israel, Dec. 18, 2014 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) ("RedHill" or "Company"), an Israeli biopharmaceutical company primarily focused on late clinical-stage drugs for inflammatory and gastrointestinal diseases, including gastrointestinal cancers, today announced that it has entered into a license agreement with the University of Minnesota to acquire the rights to a patented technology to support the development of a commercial diagnostic test for detection of Mycobacterium avium subspecies paratuberculosis ("MAP") bacterium.

RedHill's flagship Crohn's disease program RHB-104, currently undergoing a first Phase III study in the U.S., Canada and Israel, is based on increasing evidence supporting the hypothesis that Crohn's disease is caused by MAP infection in susceptible patients. There is currently no validated, commercially available method of detecting the presence or absence of MAP in patients suffering from Crohn's disease and other diseases.

As part of its development efforts for RHB-104, RedHill is developing, in collaboration with Quest Diagnostics, a diagnostic test to aid in detecting the presence of MAP in whole blood. The patents acquired from the University of Minnesota are intended to support the ongoing development and validation of this diagnostic test in current and future clinical studies. RedHill will pay the University of Minnesota a one-time upfront payment and an additional potential milestone payment for the licensed technology. A pre-submission meeting with the FDA to discuss the development path for the diagnostic test is scheduled for January 2015.

Guy Goldberg, RedHill's Chief Business Officer, said: "We believe this agreement with the University of Minnesota will strengthen RedHill's capabilities to develop a diagnostic test to identify MAP bacterium, and is another testament to RedHill's deep commitment to RHB-104, our potentially groundbreaking Crohn's disease therapy. Currently, there are no standard tests available to physicians in order to investigate the presence of MAP, which restricts their ability to better understand the potential role of this pathogen in a range of diseases. Together with Quest Diagnostics, we will meet with the FDA in January 2015 to discuss the regulatory path required to gain approval for this product. Should we successfully commercialize a validated, simple to use and precise diagnostic test for MAP, it will provide physicians and researchers with better tools to understand and potentially treat diseases with unknown etiologies, especially autoimmune inflammatory diseases. In addition, if approved for marketing, the diagnostic test holds significant commercial potential."

The MAP US Phase III study is registered on www.ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health which provides public access to information on publicly and privately supported clinical studies.

About RHB-104:

Currently in a first Phase III study for the treatment of Crohn's disease (the MAP US study), RHB-104 is a proprietary and potentially groundbreaking antibiotic combination therapy in oral capsule formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties. RHB-104 is based on increasing evidence supporting the hypothesis that Crohn's disease is caused by the Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients. The RHB-104 formulation was originally developed by Professor Thomas Borody, a leading innovator of therapeutic approaches to treating gastrointestinal tract diseases, who also developed the original triple therapy for peptic ulcer disease associated with H. pylori. Several clinical trials were conducted with earlier formulations of RHB-104, including an Australian Phase III study conducted by Pfizer. RedHill has conducted several supportive studies with the current formulation of RHB-104 and a long-term population pharmacokinetic (Pop-PK) study is ongoing as part of the Phase III MAP US study. The formulation of RHB-104 is covered by several issued and pending patents.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection, with an ongoing first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease, with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with a Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application submitted in December 2014 for chemotherapy and radiotherapy-induced nausea and vomiting (iv) RHB-106 - an encapsulated bowel cleanser licensed to Salix Pharmaceuticals, Ltd.; (v) MESUPRON™ - a Phase II-stage uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (vi) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (vii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussions with the FDA and a European marketing application submitted in October 2014; and (viii) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol. For more information please visit www.redhillbio.com

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; and (xi) competitive companies, technologies and the Company's industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2014. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Lauren Kwiecinski
         Senior Associate
         The Trout Group
         +1-646-378-2934
         lkwiecinski@troutgroup.com